UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CPFL ENERGIA S.A.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

126153105*

(CUSIP Number)

Wang Xinglei

State Grid International Development Limited

No. 8 Xuanwumennei Street, Xicheng District

Beijing, 100031

China

+86-10-60616621

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The CUSIP number provided is for the American Depositary Shares (as evidenced by American Depositary Receipts), each representing two (2) Common Shares, without par value.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126153105

1	NAMES OF REPORTING PERSONS State Grid Corporation of China
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of March 31, 2017, in the Report of Foreign Private Issuer on Form 6-K of CPFL Energia S.A., a corporation (sociedade por ações) incorporated and existing under the laws of the Federative Republic of Brazil (the “Issuer”) furnished to the United States Securities and Exchange Commission on May 12, 2017 (the “Form 6-K”).

CUSIP No. 126153105

1	NAMES OF REPORTING PERSONS State Grid Overseas Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of March 31, 2017 in the Form 6-K.

CUSIP No. 126153105

1	NAMES OF REPORTING PERSONS State Grid International Development Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of March 31, 2017 in the Form 6-K.

CUSIP No. 126153105

1	NAMES OF REPORTING PERSONS State Grid Overseas Investment (Europe) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of March 31, 2017 in the Form 6-K.

CUSIP No. 126153105

1	NAMES OF REPORTING PERSONS State Grid International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6 (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of March 31, 2017 in the Form 6-K.

CUSIP No. 126153105

1	NAMES OF REPORTING PERSONS International Grid Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of March 31, 2017 in the Form 6-K.

CUSIP No. 126153105

1	NAMES OF REPORTING PERSONS Top View Grid Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of March 31, 2017 in the Form 6-K.

CUSIP No. 126153105

1	NAMES OF REPORTING PERSONS State Grid Brazil Power Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 556,164,817
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 556,164,817
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of March 31, 2017 in the Form 6-K.

CUSIP No. 126153105

1	NAMES OF REPORTING PERSONS ESC Energia S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 234,086,204
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 234,086,204
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 556,164,817
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.6% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on the 1,017,914,746 Common Shares stated to be outstanding as of March 31, 2017 in the Form 6-K.

(i) State Grid Corporation of China, a state-owned enterprise of the People’s Republic of China (“SGCC”), (ii) State Grid Overseas Investment Limited, a private company limited by shares organized and existing under the laws of Hong Kong (“State Grid Overseas”), (iii) State Grid International Development Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China (“SGID Co.”), (iv) State Grid Overseas Investment (Europe) Limited, a corporation organized and existing under the laws of the British Virgin Islands (“State Grid Europe Overseas”), (v) State Grid International Development Limited, a private company limited by shares organized and existing under the laws of Hong Kong (“SGID”), (vi) International Grid Holdings Limited, a corporation organized and existing under the laws of the British Virgin Islands (“International Grid Holdings”), (vii) Top View Grid Investment Limited, a corporation organized and existing under the laws of the British Virgin Islands (“Top View Grid”), (viii) State Grid Brazil Power Participações S.A., a corporation (sociedade anônima) organized and existing under the laws of the Federative Republic of Brazil (“State Grid Brazil”) and ESC Energia S.A., a corporation (sociedade anônima) organized and existing under the laws of Brazil (“ESC”, and all of the foregoing, collectively, the “Reporting Persons”), hereby file this Amendment No. 2 (this “Amendment No. 2”) to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on January 23, 2017 (the “Original 13D”, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 17, 2017 (“Amendment No. 1”, a together with the Original Schedule 13D and this Amendment No. 2 and as amended hereby, the “Schedule 13D”)), with respect to the common shares, without par value (the “Common Shares”), of CPFL Energia S.A., a corporation (sociedade por ações) incorporated under the laws of the Federative Republic of Brazil (the “Issuer”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Original 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety with the following:

This Schedule 13D is filed jointly by the Reporting Persons. ESC is a direct subsidiary of State Grid Brazil. State Grid Brazil is a direct subsidiary of International Grid Holdings (which holds approximately 99.99% of State Grid Brazil’s equity interests) and Top View Grid (which holds approximately 0.01% of State Grid Brazil’s equity interests). International Grid Holdings and Top View Grid are each direct wholly-owned subsidiaries of SGID. SGID is a direct subsidiary of SGID Co. (which holds 100% of the common shares of SGID), State Grid Europe Overseas (which holds approximately 11% of the preferred shares of SGID) and State Grid Overseas (which holds approximately 89% of the preferred shares of SGID). SGID Co., State Grid Europe Overseas and State Grid Overseas are each direct wholly-owned and controlled subsidiaries of SGCC. The Reporting Persons have entered into a joint filing agreement with respect to the filing of this Schedule 13D, dated July 7, 2017, a copy of which is attached as Exhibit 1 hereto.

The address of the principal executive offices and principal business of each of the Reporting Persons is No. 8 Xuanwumennei Street, Xicheng District, Beijing, 100031, People’s Republic of China.

SGCC is a state-owned enterprise of the People’s Republic of China. SGCC’s principal business is the building and operating of power grids and the transmission, supply, purchase and sale of electricity power. SGCC operates regulated power transmission and distribution businesses in Australia, Brazil, China, Italy, the Philippines, Portugal, Hong Kong and Greece. State Grid Overseas and State Grid Europe Overseas each serve as platforms for SGCC’s overseas investment and financing. SGID Co. is a holding company and holds SGCC’s common shares in SGID. SGID is an overseas investment platform of SGCC and has energy investments in Australia, Brazil, Italy, the Philippines, Portugal and Hong Kong. International Grid Holdings and Top View Grid are holding companies that jointly hold SGID’s interests in State Grid Brazil. State Grid Brazil is a holding company formed for the purpose of (i) directly holding 100% of the equity interests of ESC, which directly holds 234,086,204 of the Common Shares of the Issuer beneficially owned by the Reporting Persons (or approximately 23.0% of the Common Shares of the Issuer stated to be outstanding as of March 31, 2016 in the Form 6-K) and (ii) directly holding the remaining Common Shares of the Issuer beneficially owned by the Reporting Persons. ESC is a holding company formed for the purposes of holding Common Shares of CPFL.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer, as applicable, of each of the Reporting Persons (each of such directors and officers, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto, which is incorporated into this Item 2 by reference.

During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Covered Persons, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4	is hereby amended and supplemented by the following information:

On July 7, 2017, State Grid Brazil sent a letter to the Issuer stating that at this time, the Reporting Persons intend to proceed solely with the mandatory Tender Offer required pursuant to Brazilian law in connection with the previously disclosed January 23, 2017 transfer of control of the Issuer to the Reporting Persons. The Reporting Persons no longer intend to seek to cause the Issuer, in connection with the Tender Offer, to deregister as a Category A issuer in Brazil and delist from the Novo Mercado Special Listing Segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) in Brazil. The Tender Offer has not yet commenced.

On July 7, 2017, State Grid Brazil also sent a letter to CPFL Energias Renováveis S.A. stating that at this time, the Reporting Persons intend to proceed solely with the mandatory Subsidiary Tender Offer required pursuant to Brazilian law in connection with the previously disclosed January 23, 2017 indirect transfer of control of CPFL Energias Renováveis S.A. to the Reporting Persons. The Reporting Persons no longer intend to seek to cause CPFL Energias Renováveis S.A., in connection with the Subsidiary Tender Offer, to deregister as a Category A issuer in Brazil and delist from the Novo Mercado Special Listing Segment of B3 in Brazil. The Subsidiary Tender Offer has not yet commenced.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as set forth below:

(a)-(b)

The responses of the Reporting Persons to rows (7) through (13) of the cover pages and Items 2, 3, 4 and 6 of this Schedule 13D are incorporated into this Item 5 by reference. The Reporting Persons are in the aggregate beneficial owners of 556,164,817 Common Shares (or approximately 54.6% of the 1,017,914,746 Common Shares stated by the Issuer in the Form 6-K to be outstanding as of March 31, 2016) and (i) all of the Reporting Persons except for ESC have shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, all of such Common Shares and (ii) ESC has shared power to vote or direct the vote of, and shared power to dispose of or direct the disposition of, 234,086,204 of such Common Shares (or approximately 23.0% of such Common Shares).

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any Common Shares; however, because each Covered Person is a director or executive officer of one or more Reporting Persons, each Covered Person may be deemed to be the beneficial owner of the Common Shares beneficially owned by the Reporting Person(s) for which they each serve as director or executive officer. Each of the Covered Persons hereby disclaims beneficial ownership of any Common Shares and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D or that any such Covered Person is a member of a “group” for Section 13(d) purposes.

(c)	None of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Common Shares during the past 60 days.

(d)	Except as disclosed in this Schedule 13D, no other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to include the following information:

A copy of the joint filing agreement, dated July 7, 2017, among the Reporting Persons is attached as Exhibit 1 hereto and a copy of the power of attorney executed by ESC in connection with this Schedule 13D is attached as Exhibit 9 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as set forth below:

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated July 7, 2017, by the Reporting Persons.

2	Share Purchase Agreement, dated September, 2, 2016, by and among State Grid Brazil, SGID, ESC, Camargo and each other Seller acceding thereto.*

3	Indirect Sale Notice and Accession Agreement, dated October 3, 2016, by Camargo, VBC and ESC.*

4	Seller Accession Agreement, dated October 6, 2016, by PREVI.*

5	Seller Accession Agreement, dated October 13, 2013, by the Bonaire Sellers.*

6	Deed of Termination of the Shareholders’ Agreement of CPFL Energia S.A., dated January 23, 2017, by and among ESC, PREVI, the Bonaire Shareholders and the Issuer.*

7	Power of Attorney, dated January 5, 2017, by SGID Co., SGID, International Grid Holdings, Top View Grid and State Grid Brazil.*

8	Power of Attorney, dated January 5, 2017, by State Grid Overseas and State Grid Europe Overseas.*

9	Power of Attorney, dated June 30, 2017, by ESC.

*	Filed with the Original 13D on February 1, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2017

STATE GRID CORPORATION OF CHINA

By:	/s/ Shu Yinbiao
Name:	SHU YINBIAO
Title:	CHAIRMAN

STATE GRID OVERSEAS INVESTMENT LIMITED

By:	/s/ Wang Xinglei
Name:	WANG XINGLEI
Title:	ATTORNEY-IN-FACT

STATE GRID OVERSEAS INVESTMENT (EUROPE) LIMITED

By:	/s/ Wang Xinglei
Name:	WANG XINGLEI
Title:	ATTORNEY-IN-FACT

STATE GRID INTERNATIONAL DEVELOPMENT CO., LTD.

By:	/s/ Wang Xinglei
Name:	WANG XINGLEI
Title:	ATTORNEY-IN-FACT

STATE GRID INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Wang Xinglei
Name:	WANG XINGLEI
Title:	ATTORNEY-IN-FACT

INTERNATIONAL GRID HOLDINGS LIMITED

By:	/s/ Wang Xinglei
Name:	WANG XINGLEI
Title:	ATTORNEY-IN-FACT

TOP VIEW GRID INVESTMENT LIMITED

By:	/s/ Wang Xinglei
Name:	WANG XINGLEI
Title:	ATTORNEY-IN-FACT

STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A.

By:	/s/ Wang Xinglei
Name:	WANG XINGLEI
Title:	ATTORNEY-IN-FACT

ESC ENERGIA S.A.

By:	/s/ Wang Xinglei
Name:	WANG XINGLEI
Title:	ATTORNEY-IN-FACT

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID CORPORATION OF CHINA

The following table sets forth the name and present principal occupation or employment of each director and executive officer of SGCC. The business address of each such person is No. 86, West Chang’an Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the directors and executive officers are citizens of the People’s Republic of China.

NAME	PRESENT EMPLOYMENT

Shu Yinbiao	Chairman of SGCC

Kou Wei	President of SGCC

Chen Yueming	Executive Vice President of SGCC

Xin Baoan	Executive Vice President of SGCC

Luan Jun	Executive Vice President of SGCC

Li Ruge	Executive Board Member and Chief Financial Officer of SGCC

Pan Xiaojun	Executive Board Member and Chief Compliance Officer of SGCC

Wang Min	Executive Vice President of SGCC

Liu Guangying	Executive Board Member and Chairman of the Labor Union of SGCC

Han Jun	Executive Vice President of SGCC

Liu Ze Hong	Executive Vice President of SGCC

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID OVERSEAS INVESTMENT LIMITED

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of State Grid Overseas. All of the directors and executive officers are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS

Li Ronghua	Chairman, State Grid Overseas	No. 86, West Chang’an Street, Xicheng District, Beijing, 100031, China

Duan Guangming	President and Director, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

Yang Fuzhong	Director, State Grid Overseas	No. 86, West Chang’an Street, Xicheng District, Beijing, 100031, China

Zhang Lifang	Director, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

Li Yong	Senior Vice President, State Grid Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

EXECUTIVE OFFICERS OF STATE GRID INTERNATIONAL DEVELOPMENT CO., LTD.

The following table sets forth the name and present principal occupation or employment of each executive officer of SGID Co. The business address of each such person is No. 8 Xuanwumennei Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the executive officers are citizens of the People’s Republic of China.

Name	PRESENT EMPLOYMENT

Hu Yuhai	President and Chief Executive Officer, SGID Co.

Li Haixiang	Senior Vice President, SGID Co.

Wen Bo	Senior Vice President, SGID Co.

Jiang Xiaojun	Senior Vice President, SGID Co.

Chen Daobiao	Senior Vice President, SGID Co.

Zheng Aimin	Head of Discipline Inspection Group of the Party Committee, SGID Co.

Li Lequan	Senior Vice President, SGID Co.

Li Hong	Chief Financial Officer, SGID Co.

Liu Yanli	Senior Vice President, SGID Co.

Zhang Jian	Chairman of Labour Union, SGID Co.

DIRECTORS AND EXECUTIVE OFFICERS OF STATE GRID OVERSEAS INVESTMENT (EUROPE) LIMITED

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of State Grid Europe Overseas. All of the directors and executive officers are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS

Duan Guangming	Director and Chief Executive Officer, State Grid Europe Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

Zhang Lifang	Director and Chief Financial Officer, State Grid Europe Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

Li Yong	Director and Vice President, State Grid Europe Overseas	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

DIRECTORS OF STATE GRID INTERNATIONAL DEVELOPMENT LIMITED

The following table sets forth the name, business address and present principal occupation or employment of each director of SGID. All of the directors are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS

Hu Yuhai	Director of SGID; President and Chief Executive Officer of SGID Co.	No. 8, Xuanwumennei Street, Xicheng District, Beijing, 100031

Shan Shewu	Director of SGID	Suite 1304, 13F, Great Eagle Centre, 23 Harbour Road, Wanchai, HongKong

DIRECTORS OF INTERNATIONAL GRID HOLDINGS LIMITED

The following table sets forth the name and present principal occupation or employment of each director of International Grid. International Grid has no executive officers. The business address of each such person is No. 8 Xuanwumennei Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the directors are citizens of the People’s Republic of China.

Name	PRESENT PRINCIPAL OCCUPATION
Jiang Xiaojun	Director of International Grid; Senior Vice President, SGID Co.

Li Hong	Director of International Grid; Chief Financial Officer, SGID Co.

Li Lequan	Director of International Grid; Senior Vice President, SGID Co.

DIRECTORS OF TOP VIEW GRID INVESTMENT LIMITED

The following table sets forth the name and present principal occupation or employment of each director of Top View Grid. Top View Grid has no executive officers. The business address of each such person is No. 8 Xuanwumennei Street, Xicheng District, Beijing, 100031, People’s Republic of China, and all of the directors are citizens of the People’s Republic of China.

NAME	PRESENT PRINCIPAL OCCUPATION
Jiang Xiaojun	Director of Top View Grid; Senior Vice President, SGID Co.

Li Hong	Director of Top View Grid; Chief Financial Officer, SGID Co.

Li Lequan	Director of Top View Grid; Senior Vice President, SGID Co.

EXECUTIVE OFFICER OF STATE GRID BRAZIL POWER PARTICIPAÇÕES S.A.

Qu Yang and Chang Zhongjiao are the executive officers of State Grid Brazil. The business address of each such executive officer is Avenida Paulista No. 726, Suite 1207, Room 04, Bela Vista, ZIP 01310-910, Brazil., andall of the executive officers are citizens of the People’s Republic of China.

EXECUTIVE OFFICERS OF ESC ENERGIA S.A.

Qu Yang and Pan Yuehui are the executive officers of ESC. The business address of each such executive officer is Avenida Presidente Vargas, No. 955, Zip Code 20071-004, Rio de Janeiro, State of Rio de Janeiro, Brazil, and all of the executive officers are citizens of the People’s Republic of China.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, dated July 7, 2017, by the Reporting Persons.

2	Share Purchase Agreement, dated September, 2, 2016, by and among State Grid Brazil, SGID, ESC, Camargo and each other Seller acceding thereto.*

3	Indirect Sale Notice and Accession Agreement, dated October 3, 2016, by Camargo, VBC and ESC.*

4	Seller Accession Agreement, dated October 6, 2016, by PREVI.*

5	Seller Accession Agreement, dated October 13, 2013, by the Bonaire Sellers.*

6	Deed of Termination of the Shareholders’ Agreement of CPFL Energia S.A., dated January 23, 2017, by and among ESC, PREVI, the Bonaire Shareholders and the Issuer.*

7	Power of Attorney, dated January 5, 2017, by SGID Co., SGID, International Grid Holdings, Top View Grid and State Grid Brazil.*

8	Power of Attorney, dated January 5, 2017, by State Grid Overseas and State Grid Europe Overseas.*

9	Power of Attorney, dated June 30, 2017, by ESC.

*	Filed with the Original 13D on February 1, 2017.